Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934, as amended

Filing Person: MasterCraft Boat Holdings, Inc.

Subject Company: Marine Products Corporation Commission File No.: 001-16263

Commission File No.: 001-37502

Date of Filing: February 5, 2026

Transcript of MasterCraft Boat Holdings, Inc. Q2 2026 Earnings Call.

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Corrected Transcript

05-Feb-2026

Mastercraft Boat Holdings, Inc. (MCFT)

Q2 2026 Earnings Call

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

CORPORATE PARTICIPANTS

Alec Harmon	Scott Kent
Director, Strategy & Investor Relations, Mastercraft Boat Holdings, Inc.	Chief Financial Officer, Mastercraft Boat Holdings, Inc.

Bradley M. Nelson
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

OTHER PARTICIPANTS

Joseph Altobello	Gregory J. Miller
Analyst, Raymond James & Associates, Inc.	Analyst, Truist Securities, Inc.

Craig Kennison	Noah Zatzkin
Analyst, Robert W. Baird & Co., Inc.	Analyst, KeyBanc Capital Markets, Inc.

Eric Wold	Gerrick L. Johnson
Analyst, Texas Capital Securities	Analyst, Seaport Global Securities LLC

Anna Glaessgen
Analyst, B. Riley Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. And welcome to the Mastercraft Boat Holdings Fiscal Second Quarter 2026 Earnings Conference Call. Please be advised that today’s conference is being recorded. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session. [Operator Instructions]

I would now like to hand the conference over to your speaker today, Alec Harmon, Director of Strategy and Investor Relations. Please go ahead, sir.

Alec Harmon

Director, Strategy & Investor Relations, Mastercraft Boat Holdings, Inc.

Thank you, operator, and welcome, everyone. Thank you for joining us today as we discuss Mastercraft’s fiscal second quarter performance for 2026. As a reminder, today’s call is being webcast live and will also be archived on our website for future listening.

With me on this morning’s call is Brad Nelson, Chief Executive Officer; and Scott Kent, Chief Financial Officer. We will begin with a summary of our second quarter results, followed by an overview of the transaction we announced this morning with Marine Products Corporation. There is a slide deck summarizing our financial results, as well as the transaction in our investors section of our website, which we will reference throughout today’s call.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Following prepared remarks, we will open the line for questions. Before we begin, we would like to remind participants that this information contained in this call is current only as of today, February 5, 2026. The company assumes no obligation to update any statements, including forward-looking statements. Statements that are not historical facts are forward-looking statements and subject to the Safe Harbor disclaimer in today’s press release.

Additionally, on this conference call, we will discuss non-GAAP measures that include or exclude items not indicative of our ongoing operations. For each non-GAAP measure, we also provide the most directly comparable GAAP measure in today’s press release, which includes a reconciliation of these non-GAAP measures to our GAAP results. As a reminder, unless otherwise noted, the following commentary is made on a continuing operations basis and all references to specific quarters and periods will be on a fiscal basis. Today’s outlook also excludes any impact from the combination with Marine Products Corporation.

With that, I will turn the call over to Brad.

Bradley M. Nelson

Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Thank you, Alec, and good morning, everyone. Today marks an important step in our company’s journey. Alongside our strong second quarter results we’re excited to announce that Mastercraft Boat Holdings has entered into a definitive agreement to combine with Marine Products Corporation, a move that strengthens our marine platform through complementary market leading brands and an expanded dealer network, and a more capable, advanced product development and manufacturing platform.

I’ll share more details about the combination in a moment. First, we’ll start with our second quarter results. We delivered results that exceeded our expectations and we are building momentum as we head into boat shows and the spring selling season. We’re entering this window with right size dealer inventories and a team that continues to deliver on key initiatives, bringing leading edge innovation to market, executing on operational and cost efficiencies, and maintaining disciplined production management. As always, I want to thank each of our team members and our dealers for their focus and execution as we carry this momentum into the back half of the fiscal year.

Now, turning to results. Q2 net sales increased $8.4 million or 13% year-over-year and adjusted EBITDA rose nearly $4 million, a margin improvement of approximately 480 basis points. This year’s progress and performance is a direct outcome of our continued innovation and focused execution. As a result, we are raising our full year guidance for net sales, earnings and adjusted earnings per share, which Scott will cover shortly. Due to our balanced approach to dealer health, pipeline inventory levels ended the quarter 25% improved from prior year. While we have yet to see sustained breakout in consumer demand, our early boat show engagement and dealer feedback have been encouraging. We have not changed our original full year assumption of retail being down 5% to 10%. However, recent trends are tracking toward the better end of that range for our Mastercraft segment. While we are encouraged by our Q2 retail results, we remain grounded in our flexible operating model, which allows us to optimize across a range of possible demand scenarios.

Turning to our brands. Within Mastercraft, momentum continues to build across the portfolio as we usher in the next generation of premium products with high margins and advanced technology, continuing our mission of bringing luxury, performance and precision to the forefront of our lineup. Early Boat Show results have been encouraging, with particularly strong engagement at the Salt Lake City, Atlanta, Toronto, Cincinnati and Kansas City shows to date. Introduced recently, the completely redesigned X24 and XStar are leading our boat show presence and generating strong demand signals across the network.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Building on that momentum, we recently announced the all new X22, which broadens choice within the X product family, bringing the same premium experience to a more compact offering. Feedback on recent models has been positive and we expect the X family to improve product mix through the back half of the year.

Turning to our Pontoon segment, we are executing with discipline, delivering year-over-year operational improvements, enhancing margin performance and sharpening our pipeline. We continue to align the business to current conditions, positioning the segment for sustainable growth through assertive actions, including portfolio enhancement, leadership changes and boosting dealer support. Our luxury Pontoon brand Balise extended its reach this year with the all-new Halo model, which is making its debut at upcoming boat shows.

Now, I’ll hand it to Scott to review the quarter’s financials and forward guidance, after which I will provide more details on the Marine Products Corporation transaction.

Scott Kent

Chief Financial Officer, Mastercraft Boat Holdings, Inc.

Thanks, Brad. Focusing on the top line net sales for our fiscal second quarter were $71.8 million, up $8.4 million or 13.2% year-over-year. The increase was primarily driven by favorable model mix and options, higher volumes and pricing, which is in alignment with our planned production cadence for the first half of the year.

Gross margin improved 440 basis points over the prior year to 21.6%, a result of strong operating performance across both segments, favorable model mix and options along with pricing. Operating expenses were $12.8 million for the quarter, an increase of $2.1 million when compared to the prior year due to costs related to the implementation of our new ERP system, business development and consulting costs related to the Marine Products transaction, as well as increased selling and marketing costs.

Adjusted net income for the quarter was $4.7 million or $0.29 per diluted share. This compares to adjusted net income of $1.7 million or $0.10 per share in the prior year, calculated using an effective tax rate of 23% in fiscal year 2026 compared to a 20% for the prior year period. We generated $7.5 million of adjusted EBITDA in the quarter, compared to $3.5 million in the prior year. Adjusted EBITDA margin was 10.4% compared to 5.6% in fiscal 2025, a 480 basis point improvement over the prior year period.

We entered the quarter with $81.4 million of cash and short-term investments, no debt and ample liquidity. As we look ahead, based on our fiscal Q2 performance and current expectations, we are raising the net sales, earnings, and adjusted earnings per share ranges of our full year guidance. As a reminder, today’s outlook excludes any impact from the proposed combination with Marine Products Corporation.

For fiscal 2026, consolidated net sales are now expected to be between $300 million and $310 million, with adjusted EBITDA now between $36 million and $39 million, and adjusted earnings per share between $1.45 and $1.60. We continue to expect capital expenditures to be approximately $9 million for the year. For the third quarter of fiscal 2026, consolidated net sales are expected to be approximately $75 million with adjusted EBTIDA of approximately $9 million and adjusted earnings per share of approximately $0.35. As we move into the back half of the fiscal year, we expect production to accelerate and support of our new product initiatives to ensure that we are well positioned for seasonal demand.

I’ll turn it back to Brad for more on the transaction.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Bradley M. Nelson

Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Thank you, Scott. Our proposed combination with Marine Products Corporation represents the start of an exciting next chapter and one that we are confident will open new avenues of growth and value creation. We have long admired Chaparral and Robalo, their talented teams, and the success they have achieved in creating proven market leading brands in both recreation and sport fishing. Together, we expand our geographic reach across both coastal and inland markets, unlocking growth through complementary, well established dealer networks as well as advanced product development and manufacturing platforms.

The result is a stronger diversified marine platform, delivering incremental categories with a clear path to sustain profitable growth. As our results demonstrate, there is meaningful momentum underway. With focused execution, disciplined inventory and production management, and a capital allocation strategy focused on value creation we are successfully navigating this dynamic market environment and operating from a position of strength.

Like us over many decades Chaparral and Robalo have also built a strong foundation through its disciplined approach, leading brands and strong dealer relationships. The transaction will deliver compelling and sustainable financial benefits, which Scott will touch on in more detail. For our customers and dealers, this means a broader line up across more price points and boat lengths, meeting a wider range of needs while preserving brand identities and premium positioning. Our combined network will comprise of more than 500 dealers globally, enhancing customer coverage and improving the efficiency of market entry across key regions.

Both companies value the strong relationships with – established with dealers and maintaining those longstanding relationships and driving our collective success will remain a top priority. Operationally, we’re unlocking efficiency with a unified manufacturing footprint across Tennessee, Michigan and Georgia with nearly 2 million square feet of production capacity, including one of the largest single site sport boat production plants in the United States.

At the core of this combination is utilizing our respective powerful product development and technology platforms. Through leveraging the strengths of both, we expect to deliver differentiated and innovative new products to customers, while also accelerating launches of new models that extend the leadership of our brands. We will preserve our distinct brand identities and keep our focus on quality, delivery, safety and culture. Integration will protect the frontline dealers and consumers while we harmonize processes where it matters and move quickly to focus on clear value opportunities.

On slide 14 of the accompanying presentation, we provide a high-level view of what our combined company will represent. Together, Mastercraft, Crest, Balise, Chaparral and Robalo make up a diverse portfolio containing five powerful brands offering 65 models ranging from boat lengths of 16 feet to 36 feet across four distinct categories. Our business is built on three fundamentals; strong brands, robust distribution, and compelling products. With Chaparral, we add a storied legacy and brand equity that few in the industry can match. With Robalo, we enter one of the fastest growing categories in marine, with a leader already recognized for performance and reliability in sport fishing.

Moving to the structure of the transaction, with more detail provided on slide 12 of the accompanying presentation. Upon close, Marine Products Corporation shareholders are expected to receive 0.232 shares of Mastercraft Boat Holdings stock and $2.43 of cash consideration per Marine Products Corporation share, representing a total cash consideration of $86 million. Current Mastercraft shareholders will own 66.5% and current Marine Products Corporation shareholders will own 33.5% of the combined company.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Based on Mastercraft Boat Holdings closing share price of $23.12 on Wednesday, February 4, this consideration implies a value of $7.79 per Marine Products Corporation share. The corresponding transaction value of $232.2 million represents approximately 7.2 times Marine Products Corporation’s expected EBITDA for the 12 months ending June 30, 2026, after adjusting for the elimination of approximately $6 million of public company cost and corporate overhead.

The combined company will be named Mastercraft Boat Holdings Inc. and continue to trade on Nasdaq under the ticker MCFT. We intend to fund the transaction with combined cash on hand, keeping us debt free with ample liquidity following the transaction. Mastercraft Holdings Board of Directors will expand from 7 to 10 directors and include three new board members, with Roch Lambert continuing to serve as Board Chair. Scott Kent will be CFO of the combined company and I will serve as CEO.

The combined company will be headquartered in Vonore, Tennessee, and will maintain Chaparral and Robalo’s operating facilities in Nashville, Georgia. The transaction has been unanimously approved by the Board of Directors of both companies. We are expected to close in calendar Q2 of 2026, subject to customary closing conditions, including regulatory approvals and the approval of both company’s shareholders. Scott will now frame the financial profile of the transaction.

Scott Kent

Chief Financial Officer, Mastercraft Boat Holdings, Inc.

Thanks, Brad. I would like to re-emphasize our shared excitement surrounding this transaction and the opportunities we believe it will provide. Maintaining a strong balance sheet has been a key priority for us and we expect to maintain that focus as a combined company. We will be supported by a pro forma balance sheet with no debt and significant liquidity, well positioned to support the continued execution of our strategic initiatives. We have provided a summary pro forma snapshot of the combined company on slide 17 of the [ph] company (00:25:52) earnings presentation.

At close, we expect a cash balance in the range of $40 million to $60 million, liquidity in the range of $115 million to $135 million and no debt, while continuing to be cash flow positive. As Brad previously outlined, we have identified several layers of opportunity to enhance value through synergies. Specifically, we expect to achieve approximately $6 million in annual cost savings by eliminating Marine Products’ public company costs and corporate overhead. After adjusting for these expenses, we anticipate that the transaction will be accretive to adjusted EPS in fiscal 2027.

We’ve also identified opportunities to achieve incremental revenue and cost synergies over time, as we bring our two companies together by leveraging strength across innovation platforms, complementary dealer networks and operational capabilities. We believe our financial position post-close will provide us with the flexibility to pursue growth investments while maintaining a disciplined capital allocation framework, all of which will support our focus on value creation and returning capital to shareholders. Brad, back to you to close.

Bradley M. Nelson

Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Thanks, Scott. We’re doing exactly what we said we would, innovating, executing with discipline, supporting our dealers, and building a stronger platform to drive long-term shareholder value. The combination with Marine Products Corporation unites proven market leading brands, dealer networks, and product development and manufacturing capabilities. We look forward to welcoming the Chaparral and Robalo teams to our family and continuing to deliver world-class experiences to boaters everywhere.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Operator, you may now open the line for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator instructions] Our first question comes from Joseph Altobello with Raymond James.

Joseph Altobello	Q
Analyst, Raymond James & Associates, Inc.

Thank you, guys. Good morning. Congratulations on the transaction here. Scott, I want to go back to comments earlier about synergies. I guess there is some cost synergies you outlined this morning, the $6 million in public company and corporate overhead costs and possibly some revenue synergies. And I don’t know how much detail you want to give on this morning’s call, but maybe can you dive into some of the additional synergies either on the cost or revenue side that you see from maybe expanded distribution? It sounds like there is not a lot of overlap from a dealer standpoint, for example. And how this might accelerate the innovation pipeline, for example?

Scott Kent	A
Chief Financial Officer, Mastercraft Boat Holdings, Inc.

Yeah, I think if you look on page 18 of our investor presentation, we kind of list out some of the areas for synergies beyond [ph] just the (00:28:45) corporate overhead cost. So, we will certainly have some innovation platforms and some of the pace of new product. We believe we can add, invest in and get a little bit faster there to get some additional certainly revenue synergies. We’ve got manufacturing best practices across both groups that we already have identified some opportunities on both sides to adjust on both sides of the company.

We certainly are going to be larger in scale, so we’re going to have a little bit more opportunities on the sourcing and procurement side. We’ve got some vertical integration activities between both of us and things we do differently between the two companies that we can certainly do better together. And as well as the dealer network that you mentioned, and certainly gives us a lot of opportunity over time to leverage.

So, the good side of all of our synergies through our diligence process, we’ve already got a plan and we already have actions outlined. And we’re going to have people resourcing all of these initiatives. And we will certainly going to be more, especially in the SEC documents that we come out that’ll get a little more specific on these.

Joseph Altobello	Q
Analyst, Raymond James & Associates, Inc.

Yeah. Okay. That’s helpful. Just switching gears a little bit on inventories, you mentioned earlier, the progress that you guys have made. So, I guess two questions here. One, is there still more destocking that has to be done here in the back half of fiscal 2026? And two, what does marine products field inventories look like?

Scott Kent
Chief Financial Officer, Mastercraft Boat Holdings, Inc.

So, I think we’ve been saying for the last couple of quarters, really destocking for us is largely over I mean, obviously it has a little bit of what happens during the selling season and how much – how much retail is to through that period, but we really don’t have plans for further destocking in Mastercraft. We’re really happy with where the inventory levels are today. And as we go into the next year, I think we’ll start seeing wholesale and retail being a little bit more equal. But obviously we’re still planning on the markets to be down retail slightly, so that may drive a little bit less pipelines by the time we get to the end of the year, but it’s certainly not something we’re driving to do any longer.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

And like us, the Marine Products group manages their brands really tightly with inventory as well. And they’re sitting in fine shape as well from a pipeline perspective. So, not a lot of changes we have to make once we finally get past closing on the way they manage their pipeline, because it’s pretty complementary to ours.

Joseph Altobello	Q
Analyst, Raymond James & Associates, Inc.

Great. Thank you.

Operator: Our next question comes from Craig Kennison with

Craig Kennison	Q
Analyst, Robert W. Baird & Co., Inc. Q

Hey. Good morning. Thanks for taking my question. I had a question on the process itself. Obviously, you’re paying a price that is below the closing price of Marine Products yesterday. Can you shed any light on the process that led to that outcome?

Scott Kent
Chief Financial Officer, Mastercraft Boat Holdings, Inc.

Yeah. I do think we have a compelling case of how we are going to work together as a company and how – and I think the other side believes in our vision as well as the ability to shepherd those brands because they’ve been around for a long time. Chaparral is actually even older than Mastercraft, so the mix of both cash and stock I think was interesting to them in the process and it gives them also an opportunity to participate in the upside when the two companies actually consolidate.

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Also, Craig, this is Brad. Good morning. We obviously consider a range of options with capital allocation we’ve been pretty vocal about keeping [indiscernible] (00:32:21) on pipeline with pretty tight criteria. We’re really excited because this meets that criteria and there’s just strategic, operational and financial benefits that – that come with this. That’s in the interest of shareholders. Expanded geographic reach, it’s highly complementary. There’s zero cannibalization with this and product development manufacturing platforms. This deal really the new company will have the scale reach and product offerings to more than double existing market reach with a robust balance sheet that – that Scott described long-term strength and stability and proven time-tested brands and operational excellence. We just really admire from Chaparral and Robalo.

Craig Kennison	Q
Analyst, Robert W. Baird & Co., Inc.

And then if I could ask on the innovation front, at your scale prior to the deal, like there’s probably some limited investments you can make on technology if you can’t use it across a broad portfolio products. Does having a larger portfolio unlock some innovation as it relates to technology and vertical integration that maybe you felt like you couldn’t pursue at your prior scale?

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

No doubt about it, Craig. I mean we really have a boat for everyone now. So, when you look at the various boat lengths, purpose driven innovation from the ground up for these to maximize the boaters experience in each of these specific categories. Of course, Mastercraft now gets access to a broad and vast recreation boat market, in addition to sport fish and salt fish and Chaparral and Robalo now get access to performance and [ph] ski-tow-wake (00:34:21) environments that are attractive. On the innovation front in particular, just the added scale provides commonization opportunities as we integrate tech stacks and that includes working with great suppliers and third-party partners.

And as we aggregate those volumes and design with purpose, there’s no doubt efficiencies. And also Scott said it before, which is speed of innovation, which is a cornerstone of this combination.

Craig Kennison	Q
Analyst, Robert W. Baird & Co., Inc. Q

And if I could just go back to my first question, Brad, on the deal process itself, was this a competitive process that was initiated by Marine Products looking to sell the business and accepting offers or did it come about in a different way?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

I really don’t want to get into the details of the mechanics of how that came about, other than we’re a company that constantly evaluates opportunities, as are they. And as we look at the market cycle right now and project forward, we’re in an attractive spot as are they, coming together with more scale and diversity right now, which is at or near the bottom of the current cycle. Projecting that forward is really attractive for both parties, mechanically of how it came together. Of course, it’s tight partnership and high scrutiny on both sides to ensure that we’re focused on shareholders and that’s exactly what we did and what the boards of both companies did.

Scott Kent
Chief Financial Officer, Mastercraft Boat Holdings, Inc.

I think there’s also a lot of similarities between the two companies, which is why I think both of us were interested in entering this deal. You think of another public company in the boating space that has no debt as well. They probably own the other one. So, it is a nice combination. They treat their dealers the same way we do and everything is pretty complementary between both groups, which just makes it a really nice fit from both sides.

Craig Kennison	Q
Analyst, Robert W. Baird & Co., Inc. Q

Great. Thank you.

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Thanks, Greg.

Operator: Our next question comes from Eric Wold with Texas Capital Securities.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Eric Wold	Q
Analyst, Texas Capital Securities

Thanks. Good morning. There’s a couple of questions on the plan combination I guess. I guess one I know it’s early, but you’ve done your diligence. Any early expectations for potential kind of shifts in Marine Products model mix or model focus, once integrated into Mastercraft that you feel maybe more appropriate for the market or you feel where they are now makes the most sense?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Well, they certainly have a tremendous portfolio now, as does Mastercraft, as well as the same thing in our Pontoon business. And we have identified opportunities there to add some special sauce in all directions to quicken the pace of innovation, et cetera, that we know dealers and consumers will love. We do have a plan. It’s not ready to be revealed yet and that’s both on the synergy side from a growth perspective, the innovation side that we just spoke about, including strengthening our dealer network. But there’s a vast roadmap of 65 models together in each category that gives us ample opportunity.

Scott Kent	A
Chief financial Officer, Mastercraft Boat Holdings, Inc.

We are going to have that as a separate independent segment running on their own. So, the same leadership that has run the brands for many years is going to be continuing with us. And so I think you’ll see that, we’re going to just accelerate a lot of what they’ve already been doing and hopefully add to on top of what they already have.

Eric Wold	Q
Analyst, Texas Capital Securities

Perfect. And then just your follow-up question on the combined dealer network with the 500-plus dealers, what is the opportunity to expand distribution for both brands because of that 500-ish dealer network, what percentage of those or a number of those make sense to take the other side’s brands in-house?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Yeah. As we evaluate that on the macro, certainly there is opportunity. On the micro it’s market by market, Eric, as you can appreciate. And as we look at the competitor slate, existing slate dynamics of each market, water type, water access, we’ve identified a pretty thorough plan already and have identified areas of opportunity for cross synergy for growth. And that means addition of brands in certain areas. We’re not ready to unveil that yet, but we’re confident that – that those growth opportunities are there.

Eric Wold	Q
Analyst, Texas Capital Securities

Understood. Thank you.

Bradley M. Nelson

Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.	A
Thanks, Eric.

Operator: Our next question comes from Anna Glaessgen with B. Riley Securities.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Anna Glaessgen	Q
Analyst, B. Riley Securities, Inc.

Hey, good morning, guys. Thanks for taking my question. I love to dig into the pro forma math here for the combined entity $560 million in sales and roughly $60 million EBITDA, if we take out the guidance for Mastercraft itself of roughly $30 million, that got us to roughly $30 million from Marine Products. For the most recent year, they reported $17 million or so as of the press release this morning. Obviously, a little bit difference of fiscal yearend here. But could you help us bridge the gap to that $17 million to $30 million that’s contemplated in the pro forma EBITDA? Thanks.

Scott Kent	A
Chief financial Officer, Mastercraft Boat Holdings, Inc.

Obviously some of this is forward looking from their perspective as well. So, that’s part of it. There are some differences in how we typically do that EBITDA adjustment. So, we factored some of that in as well. And then obviously we’re sure to get this $6 million of synergies really almost immediately because those corporate costs and public company costs are going to go away pretty quickly

Anna Glaessgen	Q
Analyst, B. Riley Securities, Inc.

Got it. So, a little bit of adjustments and then the corporate costs and basically the lift as you get further into this fiscal year.

Scott Kent	A
Chief financial Officer, M]astercraft Boat Holdings, Inc.

Yes.

Anna Glaessgen	Q

Okay. Got it. Thanks. And then you talked about in the press release and the prepared comments, opportunities for to increase margin or get more efficient presumably with the Marine Products business. Could you expand a little bit on maybe what Mastercraft does differently that you could apply to bring products to lift that margin over time?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Both companies exhibit proven time-tested operational excellence. So, although that’s true, there’s always opportunities in all direction. What the added scale and diversity gives us is the ability to share best practices at a minimum. And that’s across the board on the front end of the business as well as the back end of the business, including sourcing and manufacturing. Sharing innovation platforms is another one that can help drive that. As we continue to innovate products and do it with scale in mind, that’s where we can really get margin gains. We’ve done it in the Mastercraft business. They’ve done it in theirs as well. We see high opportunity there. We’ve already identified work streams and eager to get going post close on those items as we continue to plan.

There are vertical integration opportunities in pockets of the operation that Mastercraft does that they may not do. And same thing in reverse. And that’s true within all of the brands.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Anna Glaessgen	Q
Analyst, B. Riley Securities, Inc.

Great, thanks.

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Thanks, Anna.

Operator: Our next question comes from Gregory Miller with Truist Securities.

Gregory J. Miller	Q
Analyst, Truist Securıities, Inc.

Thank you. Good morning. Going back to the US dealer footprint and looking at the map of Marine locations, there is a heavy concentration in places you’re less represented within the Gulf Coast of Florida as well as the US East Coast. I’m curious when we think about what’s going on in the macro economy today, how much the regional geography of Marine Products played into your decision making?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Well, it’s certainly an added strength. I believe every good marine business is built on brand, distribution product. And our partners here bring strength in – in all of those. On the second item of distribution, there’s no doubt geographically there are opportunities in all directions. And in pockets of Florida, it’s go to where the water is and where the access is and also whether advantages and types of water. There’s certainly opportunities in the coastal areas that will advantage our business. And then we’re strong in some of the inland markets.

And so that – that dealer [ph] penetration is the (00:44:00) geographic advantage, the partnering advantage and it just brings added reach. This deal through this distribution more than doubles our market reach. And this is an upwards of a $12 billion addressable market opportunity for us that we’re very excited about.

Gregory J. Miller	Q
Analyst, Truist Securities, Inc.

Thanks. And sort of follow up. This is perhaps similar to Anna’s question. If I were to walk into a Marine Products plant, how similar or different is their manufacturing process compared to yours today?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

There’s a lot of similarities, but there are some differences. One good thing operationally is we’re not going from a boat length of – these are small to mid-size boats in both – in all areas. So, we’re able to leverage those best practices. The types of materials, the sourcing strategies, the sourcing partners present opportunities. And there are best practices in every operation that can be unleashed. And when we come together, sharing those ideas will then spur additional ideas. And both companies have a track history of that and we’re excited to share that. And this is not new. There’s nothing about Chaparral and Robalo that is a fixer upper. And of course we would say the same of our Mastercraft’s Crest and Balise brands as well. This is strength on strength.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Gregory J. Miller
Analyst, Truist Securities, Inc.	Q

Okay. Thank you very much.

Operator: Our next question comes from Noah Zatzkin with KeyBanc Capital Markets.

Noah Zatzkin	Q

Hi. Thanks for taking my question. I guess first, if you think about it kind of in terms of maybe the TAM that you had in terms of industry units in the kind of planned legacy Mastercraft business and then you think about kind of the TAM that’s provided by Robalo and Chaparral. Is there any way that you’d kind of break that down in terms of like the incremental industry unit volume that this kind of unlocks for you? Thanks.

Scott Kent	A
Chief financial Officer, Mastercraft Boat Holdings, Inc.

Yeah. We’ve certainly looked at that. Certainly one of the reasons we’re interested in these, because they complementary products and complementary markets that we don’t totally participate. So, now we ultimately have an opportunity to sell to almost anybody. I mean we actually had some discussions the other day with a bunch of our consultants on the line and we were all talking about how – what boat we like and everybody had a different one. We are now going to have an opportunity to sell into all those markets, both from a performance based, from a Mastercraft perspective, a more leisurely product with Pontoons, a recreational focus boat with Chaparral as well as a sport fishing focus for the Robalo brand. So, it couldn’t hardly be a better merger for us to expand to your point the addressable market.

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

And if you look at a unit count level across these segments, the [ph] ski-tow-wake (00:47:26) market, roughly 8,000 units a year right now. And here we sit at the bottom of the cycle, these numbers. Pontoon roughly 45,000 units a year, that’s on the traditional Mastercraft side as our company is today. Going forward, post close [ph] gen- rec (00:47:44) market brings an additional roughly 8,000 boats a year from a market potential perspective, and salt fish brings an additional 20,000 units per year. Purely incremental, zero cannibalization. Both those categories are highly complementary from a product perspective, technology perspective, boat length, manufacturing best practices, and of course through the dealer network.

Noah Zatzkin	Q
Analyst, KeyBanc Capital Markets, Inc.

Got it. That’s really helpful. And maybe one more just looking at slide 14, it kind of struck me that Robalo Chaparral have a pretty kind of wide price range. So, how much did that kind of play into your thought process around the acquisition in terms of being able to reach maybe kind of a wider swath of consumers from a kind of income perspective? Thanks.

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

It’s an important point and high consideration in this deal, affordability in marine is an issue. And being able to attract a wider consumer base. And by the way, the dealers need this too, provides wide expansion for us to reach a dynamic consumer, not only now but as we continue to innovate new products in the future and within market recovery, having a much wider range of boat lengths, boat types, segments and price points is going to be to our advantage and do it with premium positioning as well.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Noah Zatzkin	Q
Analyst, KeyBanc Capital Markets, Inc.

Thank you.

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc. Thank you.

Operator: Our next question comes from Gerrick Johnson with Seaport Research Partners.

Gerrick L. Johnson	Q

Hey. Good morning. Thank you. I’m going to approach the revenue synergy question here, maybe a little bit more cynically. It seems every dealer has a fiberglass runabout brand, a Pontoon brand, et cetera. So, realistically, how long would it take to expand distribution? Because it seems if you wanted to, you’d have to push another brand out to get your brand in. And also the complementary dealerships, you might be a little bit more difficult getting off-shore fishing into inland and in Pontoons and weight ski to coastal markets. So, how do you approach those – those issues?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Yeah, a couple things. Thanks, Gerrick. On the water types, I mean there’s as we all know there’s lakes small – on the freshwater side, small, medium and large; and on the medium to large size water, center consoles and sport fishing vessels are on the increase. And that’s where we have high penetration of inland dealers with strong knowledge of those local markets. So, there’s opportunity there. But in most of the coastal markets there’s also, I don’t want to say untapped, but under-tapped fresh water and saltwater opportunities for our boat categories on the Mastercraft and Pontoon side of the house.

Now, it’s not easy dealer-by-dealer, market-by-market. It’s not a cakewalk. But at this scale, with this attractive of a portfolio, not only right now, but as we continue to refresh and innovate and differentiate on the product line, that is what’s going to create those opportunities market-by-market, for brand aggregation, in some cases with the dealers. Not every dealer this is going to work for. But there definitely are some. We’ve already identified key markets and have workstreams ready to go once the deal closes, but we’re talking about over 500 dealers. And so market entry, market expansion much more enabled with this deal than prior.

Gerrick L. Johnson	Q

Okay. Yeah, it makes sense. And then just shifting gears a little bit, maybe the uptake on Balise and the build out of that dealer base. How is that going. And maybe after this deal does that kind of put that on the back burner or maybe something you might, not continuous?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

Well, Balise in general continues on its ramp. It’s early. It’s an ultra-premium product and a market right now that has not rebounded yet. And that consumer and dealer network and we’re also in the dark part of the season yet approaching spring. Pontoon consolidates even more so into summer selling season, Balise by itself is a modest sized business. But there is a – there’s a compelling case out there. We’re seeing strong – strong interest from consumers. Dealer feedback has been strong. It’s a resilient buyer that’s buying off of wealth for that product. And it’s largely an incremental dealer network on the Balise side of the house. So, no, that doesn’t go to the back burner. That continues to expand, especially as the market comes back. We just recently launched a new Halo model. So, there is now a portfolio of products in the Balise sphere that our dealers are really excited about.

Scott Kent	A
Chief Financial Officer, Mastercraft Boat Holdings, Inc.

And remember, each of our business units is going to operate independently. So, just because we pickup Chaparral and Robalo, we still have a team in Pontoons that is driving their own initiatives and will continue. And Balise is an important piece of that. We are finding a few places where Balise is leading to Crest being picked up by dealers as well. So, it’s creating kind of a halo effect over the entire Pontoon segment and helping the entire segment.

Gerrick L. Johnson	Q
Analyst, Seaport Global Securities LLC

Okay, okay. And lastly, for me, touching on Craig’s question, I guess there’s probably no risk in this not closing, considering the Rollins estate owns two thirds of the shares?

Bradley M. Nelson	A
Chief Executive Officer & Director, Mastercraft Boat Holdings, Inc.

Well, in terms of the mechanics, we are excited about this deal. It’s a compelling business case for shareholders we believe and it’s going to work its way through the process. Now, there’s mechanics and all that stuff will be in our proxy for reference. But we see advantages out there. We’ve highlighted a lot of them in our press release as well as in our commentary here today.

Scott Kent	A
Chief Financial Officer, Mastercraft Boat Holdings, Inc.

And I think everyone sees that we can be a good steward of these brands and keep that history and the legacy of those brands moving forward. So, we certainly have a belief that we can get to closing.

Gerrick L. Johnson	Q
Analyst, Seaport Global Securities LLC

Okay. Thank you very much.

Operator: That will conclude today’s question-and-answer session. This concludes today’s conference call. Thank you for participating. You may now disconnect.

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Mastercraft Boat Holdings, Inc. (MCFT)	Corrected Transcript
Q2 2026 Earnings Call	05-Feb-2026

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Forward Looking Statements

This communication includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements can often be identified by such words and phrases as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “may,” “will,” “should,” “continue” and similar expressions and comparable terminology or the negative thereof.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: (i) the anticipated financial performance of the combined company; (ii) the expected synergies and efficiencies to be achieved as a result of the proposed transactions; (iii) expectations regarding the diversification and complementary nature of brand portfolios; (iv) expectations regarding the complementary nature of dealer networks; (v) expectations regarding enhancements to the manufacturing platform and technological innovation; (vi) the financial profile and profitability of the combined company; (vii) expectations regarding cost savings; (viii) expectations regarding the combined company’s employees, vendors, dealers and manufacturing operations; (ix) expectations regarding the realization of benefits of the proposed transactions and the timing associated with realization thereof; and (x) the receipt of all necessary approvals to close the proposed transactions and the timing associated therewith. These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. MasterCraft undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the proposed transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft’s common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available.

Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.